

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **Las Vegas Sands Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-32373**

Dear Mr. Kay:

We have reviewed your response letter dated May 23, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Critical Accounting Policies and Estimates

Property and Equipment, page 67

1.   We note your response to our prior comment two. Please confirm for us that you will disclose the amount of capitalize internal costs in your future interim and annual periodic filings, as you have in your response to us.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revision, page 89

2.   We note your response to our prior comment three. Please tell us your basis in U.S. GAAP for your determination of the accounting treatment of the conversion of $582 million of convertible notes into shares by SCL and your issuance of another $2.2 billion in shares by SCL.

Note 14 – Commitments and Contingencies

Litigation, page 109

3.   We note your response to our prior comment four. In light of the length of time since the matter related to Richard Suen and Round Square Company was initiated, please tell us how you are unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. Please refer to ASC 450-20.

4.   We note your response to our prior comment four. Your response did not address the new matters discussed in your Form 10-Q for the quarterly period ended March 31, 2010 filed on May 10, 2011. For these new matters, please tell us how you intend to revise your disclosures to comply with ASC 450-20-50.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief